Exhibit 99.3

Confidential – Supplier Letter

Dear [Name]:

Earlier today, VWR announced that it has entered into a definitive agreement to be acquired by Avantor, a global supplier of ultra-high-purity materials for the life sciences and advanced technology industries.

This is a unique opportunity to create a global player in manufacturing supply chain solutions for the Life Sciences, Advanced Technologies, and Research industries. This combination will make us an even stronger resource, with increased global reach and a stronger local presence in high-growth emerging markets.

VWR is built on a foundation of operational excellence and it is part of the value of our overall Company. We will continue to work with leading manufacturers to ensure we are delivering the highest quality products and services to our customers around the world. Nothing about this transaction changes that.

It is important to note that it is business as usual until the transaction closes. You will continue to work with your dedicated team of VWR associates. We will be working to ensure that the integration of our two businesses is as seamless for our suppliers as possible.

My colleagues and I will keep you informed as we move towards the closing of the transaction, which is targeted for the third quarter of 2017. In the interim, I want to thank you for your continued dedication to serving our collective customers to help them accomplish their goals.

Your support helps VWR deliver its value through product choice, operational excellence and differentiated services. Together, we enable science.

Warm regards,

VWR

Radnor Corporate Center, Building One, Suite 200, P.O. Box 6660, 100 Matsonford Road, Radnor, PA 19087

610.386.1700  |  vwr.com

Additional Information and Where to Find It

In connection with the proposed transaction, VWR will file with the Securities and Exchange Commission (the “SEC”) and furnish to VWR’s stockholders a proxy statement. BEFORE MAKING ANY VOTING DECISION, VWR’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of documents filed by VWR with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and shareholders may obtain a free copy of VWR’s filings with the SEC from VWR’s website at http://investors.vwr.com or by directing a request to: VWR Corporation, Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087, Attn: Investor Relations, (610) 386-1700.

VWR and certain of its directors, executive officers, and certain other members of management and employees of VWR may be deemed to be participants in the solicitation of proxies from stockholders of VWR in favor of the proposed merger. Information about directors and executive officers of VWR is set forth in the proxy statement for VWR’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2017. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement with respect to the merger VWR will file with the SEC and furnish to VWR’s shareholders.